May 25, 2005



Michael Horan
President and Chief Executive Officer
Dynatem, Inc.
23263 Madero, Suite C
Mission Viejo, CA  92691

RE:	Dynatem, Inc.
	Form 10-KSB for fiscal year ended May 31, 2004
	File No. 000-16250


Dear Mr. Horan:

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited the scope of our review to only your financial statements and related disclosures. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended May 31, 2004

Notes to Financial Statements

Note 1.  Organization and Summary of Significant Accounting
Policies
Revenue Recognition

1. Disclosure on pages 3 and 4 indicates that you derive revenues from a variety of sources, including the sale of CPU boards, systems and software, software drivers, support services, hardware, distribution of Microsys products, resale of other manufacturer`s software and the sale of custom-designed products and software. Supplementally describe your revenue recognition policy for each type of product and service that you sell. Clearly indicate the timing and measurement of revenue from each type of earnings activity. Identify the elements included in each type of sales transaction (e.g. software, products, hardware, customization services and post-contract customer support). Describe how you`ve considered the guidance in SOP 97-2 for recognizing revenue from the sale of software and EITF 00-21 in accounting for multiple-element arrangements. With respect to the distribution of Microsys products, describe how you have considered the guidance in EITF 99-19.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman at (202) 551-3458 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Dynatem, Inc.
May 25, 2005
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